Exhibit 99.1

Immunocore presents ovarian cancer expansion data for ImmTAC® candidate IMC-C103C targeting MAGE-A4

Phase 1 trial enrolled all comers, with vast majority of patients having zero or very low MAGE-A4 expression

IMC-C103C has a manageable safety profile and demonstrated signals of clinical activity

The RECIST response rate was low in the population with zero or very low MAGE-A4 expression

ctDNA reductions observed even at low MAGE-A4 expression

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md, 08 December 2022) Immunocore Holdings plc (Nasdaq: IMCR), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, today presented data for IMC-C103C, a bispecific T cell engager targeting MAGE-A4, in patients with ovarian cancer.

The Phase 1 data, presented in a poster at the ESMO Immuno-Oncology 2022 Congress, include 33 heavily pre-treated patients with ovarian cancer, who received doses of ≥ 90 mcg intravenously. This includes 16 new patients, and 17 patients previously reported at the ESMO Immuno-Oncology 2021 Congress, now with longer follow-up. All patients had platinum relapsed/refractory ovarian cancer (70% PARP inhibitors experienced) and were enrolled regardless of MAGE-A4 protein expression, which was analyzed retrospectively.

Of the 33 patients, 39% (13/33) were MAGE-A4 negative as measured by immunohistochemistry (IHC), and 2 patients had an unknown H score. Of the 55% (18/33) MAGE-A4 positive patients, the majority had low expression (median score = 29 of 300), and only 2 had an H score > 150.

The safety profile was consistent with that reported previously and the mechanism of action, i.e., T cell activation. No related AE led to treatment discontinuation or death.

At the time of data cut-off, 32 patients were evaluable for response, with one additional patient (H score 21) still on treatment and not having had first tumor assessment. Of the 17 evaluable MAGE-A4 positive patients, one had a durable Partial Response (PR), with a duration of 12.7 months, one patient who had a Stable Disease (SD) converted to an unconfirmed PR after the poster data cutoff date and is still ongoing, and 5 had SD. Reductions in ctDNA were observed in over half of ctDNA evaluable patients (12/22), including 7 with ≥ 50% reductions, and even in those with low or zero MAGE-A4 expression.

“Immunocore has learned from tebentafusp that OS benefit and ctDNA reduction are observed in patients with both high and low total protein expression, while RECIST responses are enriched at higher protein expression,” said David Berman, Head of Research and Development of Immunocore. “The emerging IMC-C103C results, where most patients had either no or very low MAGE-A4 expression, are consistent with the RECIST and ctDNA reduction results reported for tebentafusp.”

IMC-C103C is part of a co-development / co-promotion collaboration with Genentech, a member of the Roche Group under which Immunocore shares program costs and profits equally. Both companies are evaluating next steps for the IMC-C103C program.

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About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology TCR therapeutic, KIMMTRAK, has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM) in the United States, European Union, Canada, Australia and the United Kingdom, having demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in mUM, a cancer that has historically proven to be insensitive to other immunotherapies.

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These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on Immunocore’s business, strategy, clinical trials, financial position and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates, or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions, the COVID-19 pandemic, the war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approvals for its product candidates; Immunocore’s ability to develop, manufacture and commercialize its product candidates; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during pre-clinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of Immunocore’s clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty, the COVID-19 pandemic, the war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; clinical trial site activation or enrollment rates that are lower than expected; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

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